

Mail Stop 3561

February 25, 2010

By U.S. Mail and facsimile to (617) 236-0499

Gregory Rotman
President and Chief Executive Officer
Paid, Inc.
4 Brussels Street
Worcester, Massachusetts 01610

   Re: Paid, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed March 16, 2009
     File No. 000-28720

Dear Mr. Rotman:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           H. Christopher Owings
           Assistant Director